                PATTERSON BROOKE RESOURCES INC.
                          #21 - 2386 Haines Road
                    Mississauga, Ontario,
                        L4Y 1Y6

         Telephone: (416) 819-3795
                    Fax: (905) 272-9317

                        March 27, 2007

By EDGAR filing only

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:
Re:      Patterson Brooke Resources Inc. (the “Company”)
    Amendment No. 2 to Registration Statement on Form SB-2
                    Filed March 19, 2007
    File No. 333-139797

We acknowledge receipt of your comment letter of March 21, 2007 respecting our Amendment No. 2 to our Registration Statement on Form SB-2 identified in the caption above.

Unless we hear from you to the contrary, we will assume that our electronic filing is sufficient for your purposes. If you also wish us to forward paper copies of this letter and the registration statement please so advise us at the fax number set out above.

Our responses below are in answer (and have the corresponding number) to the comments in your letter of March 21, 2007. Please note that all page references below refer to the enclosed copy of Amendment #3 to our SB-2:

General

1.
We have added, as the first paragraph under the heading ‘RISK FACTORS’, page 6, a new ‘risk factor’ dealing with the liquidity risk stemming from the fact that I am the President and controlling stockholder of the Company and am the source of financing for the Company for the time being; and I could decide to demand repayment of the sums I have advanced to the Company. Corresponding disclosure has been made in:

- ‘Summary Information About Patterson Brooke’, page 3, seventh paragraph.

- ‘BUSINESS DESCRIPTION, Business Development Since Inception’, pages 18 and 19;

    - ‘DESCRIPTION OF THE PROPERTY, Proposed Exploration Work - Plan of Operation’ pages 23 and 24;
and

- ‘MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS’, the opening section, pages 26 and 27 as well as ‘Liquidity and Capital Resources’ page 27.

2.	The disclosure contemplated by Item 303(a)(1)(i) of Regulation S-B, making explicit the fact that we will have to raise additional funds within the next twelve months, has been added to:

- ‘Summary Information About Patterson Brooke’, page 3;

- ‘RISK FACTORS’, in the newly added ‘risk’, page 6;

- ‘RISK FACTORS’, in the existing ‘risk factor’ dealing with our need to raise additional capital in order to carry out on going exploration work, page 7.

- ‘BUSINESS DESCRIPTION, Business Development Since Inception’, pages 18 and 19;

- ‘DESCRIPTION OF THE PROPERTY, Proposed Exploration Work - Plan of Operation’ pages 23 and 24;
and

- ‘MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS’, in the opening section, pages 26 and 27; and also in ‘Liquidity and Capital Resources’ page 27.

3.
With respect to your comment regarding apparent inconsistencies in our plan of operation vs. our funding sources, we have addressed this point through other revisions to the sections of the SB-2 referenced in paragraph 2 above. In particular, we have made clear that I must advance a further $20,000, refrain from demanding repayment of my loan advances and the Company must suspend payment of my management fees, after June 2007, in order to leave us with sufficient cash to finance our ‘plan of operation’ up to, but not past, the end of 2007.

In addition, we refer you to the revised table in ‘MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, Liquidity and Capital Resources’ page 28, as well as the revised text immediately following that table. Here we have corrected the arithmetic error you picked up in your comment. As well, as a result of my formally agreeing to the suspension of payment of my management fee, from and after June 2007, we have been able to show clearly that we will have sufficient cash to cover our anticipated expenses, i.e., to fund our ‘plan of operation’, through to the end of 2007.

4.
Our use of the phrase “agreed amount of $1,000 per month” to describe my management fee (and rent as well) in the table you refer to with this comment, was imprecise. It gave the impression there was a written agreement concerning the payment of management fees (and rent) when in fact it was not formalized in written agreement between me and the Company. The payment to me monthly of $1,000 in management fees and $300 in rent, starting November 1, 2006, was authorized by resolution of the directors.

Dave Moore, the only other director and officer of the Company, and I also had an oral agreement to the effect that I would not take my management fee if it would impair the Company’s cash position such that it would be unable meet its budgeted expenses for a period of at least six months. That oral understanding was reflected in the footnote to the table in ‘MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, Liquidity and Capital Resources’ page 26, in Amendment #2.

In light of your comment on this point, we decided it would be best to formalize the oral understanding between Dave Moore and myself. Accordingly the Company and I signed an agreement that provides for the suspension of payment of my management fee after June 2007. We chose to suspend, rather than eliminate, the fee because we want to make clear to our shareholders, present and future, that there is a cost to managing the Company, even at this early stage of its development.

In addition to the references to this agreement (and its effect on our cash position) in the sections of the SB-2 enumerated in paragraphs 2 and 3 above, we have also summarized the terms of this agreement in:

-	‘EXECUTIVE COMPENSATION, Compensation of Directors and Officers’, page 35; and

       -  ‘CERTAIN TRANSACTIONS’, pages 38 and 39.

A copy of the agreement has been filed with this Amendment #3 as Exhibit 10.3

OTHER CHANGES

5.	We noted a number of typographical, grammatical and spelling errors in Amendment #2. We have made corrections. Any and all changes have been ‘red-lined’.

We appreciate your helpful comments and questions concerning disclosure in our SB-2 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Patterson Brooke Resources Inc.

B. GORDON BROOKE

Per: B. Gordon Brooke
President